Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS APPOINTS CAREL SMIT AS NON-EXECUTIVE DIRECTOR

Johannesburg, 26 May 2023: The Board of Directors of Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce the appointment of Carel Smit as a Non-Executive Director of the Company with effect from 1 June 2023.



Mr Smit has spent 35 years in the audit profession with KPMG. He has extensive experience in audit, tax and advisory with a strong focus on the mining sector across Africa, South America, and Australia. His work included mergers/acquisitions, due diligences, listings, audit, and internal audit.

Mr Smit was KPMG's lead partner on the Gold Fields audit from 2010 to 2017. He retired from KPMG in 2019 and has since been working as an independent consultant.

He holds a B.Compt and CTA from the University of the Free State and a Higher Diploma in Tax Law from Wits University.

"The Board welcomes Carel and looks forward to his contributions and guidance to the company as it continues to deliver on its strategy," says Gold Fields Chairperson Yunus Suleman.

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and two projects in Canada and Chile. We have total attributable annual gold-equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya
^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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